SO 3/6/03

03002271

VF 3-4-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 181

SEC FILE NUMBER
8-17285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zahorik Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 East Foothill Boulevard, Suite 201
(No. and Street)

Pasadena, California 91107
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda K. Clancy (319) 398-8561
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PX

0302-0395291

Oath or Affirmation

I, Brenda Clancy, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Zahorik Company, Inc., as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Brenda K Clancy

Executive Vice President,
Information and Finance

Rosetta Hannen

Notary Public

NOTARIAL SEAL IOWA
ROSETTA HANNEN
COMMISSION NO. 138255
MY COMMISSION EXPIRES
1-3-04

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Income
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report *(Available Under Separate Cover)*
(X)	(n)	Independent Auditors' Supplementary Report on Internal Control

Zahorik Company, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Zahorik Company, Inc.

We have audited the accompanying statements of financial condition of Zahorik Company, Inc. (the Company, an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zahorik Company, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 14, 2003

Zahorik Company, Inc.

Statements of Financial Condition

	December 31 2002	December 31 2001
Assets		
Cash	**$1,128,249**	$ 960,084
Investments:		
U.S. Treasury notes, at market value (amortized cost – $1,199,387 in 2002 and $1,197,039 in 2001)	**1,207,875**	1,244,625
Common Stock	**3,000**	–
Receivables:		
Agents' advances, less allowance for doubtful accounts of $44,123 in 2002 and $34,746 in 2001	**176,549**	138,523
Accrued commissions	**117,477**	115,374
Accrued interest	**22,425**	22,425
Deferred income taxes	**35,008**	11,345
Prepaid expenses and other assets	**26,859**	16,048
Total assets	**$2,717,442**	$2,508,424
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 474,797**	$ 432,084
Commissions payable	**18,000**	32,000
Due to affiliates	**733,340**	522,059
Payable under tax allocation agreement	**63,041**	8,140
Total liabilities	**1,289,178**	994,283
Stockholder's equity:		
Capital stock, par value $1, authorized 15,000 shares, issued and outstanding 1,176 shares	**1,176**	1,176
Additional paid-in capital	**1,101,548**	1,101,548
Retained earnings	**325,540**	411,417
Total stockholder's equity	**1,428,264**	1,514,141
Total liabilities and stockholder's equity	**$2,717,442**	$2,508,424

See accompanying notes.

Zahorik Company, Inc.

Statements of Income

	Year Ended December 31	
	2002	**2001**
Revenue:		
Commissions	**$3,619,278**	$3,581,603
Interest	**68,348**	68,320
Unrealized appreciation of investments	**–**	33,680
Total revenue	**3,687,626**	3,683,603
Expenses:		
Commissions	**1,545,589**	1,375,355
Compensation and employee benefits	**1,199,450**	1,350,362
General and administrative	**723,472**	815,553
Office and equipment rent	**205,565**	208,006
Allocated expenses from affiliates	**128,135**	49,569
Unrealized depreciation of investments	**39,998**	–
Total expenses	**3,842,209**	3,798,845
Loss before income taxes	**(154,583)**	(115,242)
Income tax expense (benefit):		
Current	**(45,043)**	(20,764)
Deferred	**(23,663)**	8,788
	(68,706)	(11,976)
Net loss	**$ (85,877)**	$ (103,266)

See accompanying notes.

0302-0395291

Zahorik Company, Inc.

Statements of Changes in Stockholder's Equity

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2001	$1,176	$1,101,548	$514,683	$1,617,407
Net loss	–	–	**(103,266)**	**(103,266)**
Balance at December 31, 2001	1,176	1,101,548	411,417	1,514,141
Net loss	–	–	**(85,877)**	**(85,877)**
Balance at December 31, 2002	**$1,176**	**$1,101,548**	**$325,540**	**$1,428,264**

See accompanying notes.

Zahorik Company, Inc.

Statements of Cash Flows

	Year Ended December 31 2002	2001
Operating activities		
Net loss	**$ (85,877)**	$(103,266)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Unrealized (appreciation)/depreciation of investments	**39,998**	(33,680)
Accretion of investment discounts, net	**(2,348)**	(2,320)
Deferred income taxes (benefit)	**(23,663)**	8,788
Change in operating assets and liabilities:		
Receivables	**(40,129)**	(68,567)
Due to affiliates, including payable under tax allocation agreement	**266,182**	759,962
Prepaid expenses and other assets	**(10,811)**	1,009
Accounts payable and accrued expenses	**42,713**	94,830
Commissions payable	**(14,000)**	(47,000)
Net cash provided by (used in) operating activities	**(172,065)**	609,756
Investing activities		
Purchase of common stock	**(3,900)**	–
Net cash used in investing activities	**(3,900)**	–
Increase in cash	**168,165**	609,756
Cash at beginning of year	**960,084**	350,328
Cash at end of year	**$1,128,249**	$960,084

See accompanying notes.

Zahorik Company, Inc.

Notes to Financial Statements

December 31, 2002

1. Principal Activities and Significant Accounting Policies

Zahorik Company, Inc. (the Company) is a wholly-owned subsidiary of AUSA Holding Company, an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 whose principal business activity is the sale of tax-sheltered annuities and various types of insurance.

Investments are carried at quoted market value at the last sale price on the day of valuation. The resulting difference between cost and market is included in net income (loss). The specific identification method is used in determining realized gains and losses and unrealized appreciation or depreciation of investments.

Commissions are paid upon receipt of accrued commissions receivable from the various underwriting insurance companies.

Deferred income taxes have been established for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments other than its investments in U.S. Treasury notes and common stock carried at market value, management does not believe the fair values of such assets and liabilities differ materially from those carrying amounts included herein.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

The Company files a consolidated federal tax return with certain affiliated companies. Each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

Deferred income taxes arise primarily from differing methods used to account for the allowance for doubtful accounts, unrealized appreciation/depreciation of investments, accrued vacation compensation, and certain other accrued expenses. Deferred income taxes are comprised of the following:

	December 31	
	2002	**2001**
Gross deferred income tax liabilities	**$(5,427)**	$(16,655)
Gross deferred income tax assets	**40,435**	28,000
Deferred tax asset	**$ 35,008**	$ 11,345

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to an underaccrual of taxes in the prior year and non-deductible expenses for the year ended December 31, 2002 and 2001.

3. Transactions with Affiliates

The Company received approximately $295,509 and $366,787 in commission income from affiliates in 2002 and 2001, respectively.

The Company paid approximately $123,335 and $41,600 to affiliated companies for managerial services in 2002 and 2001, respectively.

The Company is allocated benefit expenses from the parent for employee related costs, as all employees are considered employees of the parent, not employees of the Company. The Company's allocated share of pension expense was $60,291 and $62,215 in 2002 and 2001, respectively.

Zahorik Company, Inc.

Notes to Financial Statements (continued)

3. Transactions with Affiliates (continued)

The Company participates in a stock purchase plan sponsored by the parent for the benefit of the Company's agents. The Company incurred expenses of $30,312 and $29,914 in 2002 and 2001, respectively, related to this plan.

4. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital" or (b) its "net capital" is less than a minimum amount as those terms are defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $912,824, which was $662,824 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.41 to 1. Various other regulatory agencies may impose additional capital requirements.

5. Lease Commitments

The Company is obligated under operating lease agreements expiring in March 2003 and December 2007 for its office premises. Rental expense for all operating leases in 2002 and 2001 was $206,565 and $208,006, respectively.

At December 31, 2002, minimum rental payments under all noncancelable operating leases with initial terms of one year or more are:

Year ending December 31:	
2003	$142,583
2004	150,511
2005	154,570
2006	156,045
2007	159,365
	$763,074

Supplemental Information

Zahorik Company, Inc.

Computation of Net Capital – Part II

December 31, 2002

1. Total ownership equity from Statement of Financial Condition			$1,428,264
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			1,428,264
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			1,428,264
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):		$420,440	
1. Additional charges for customers' and non-customers' security accounts		–	
2. Additional charges for customers' and non-customers' commodity accounts		–	
B. Aged fail-to-deliver		–	
1. Number of items	$ –		
C. Aged short security differences – less reserve of	–	–	
1. Number of items	–		
D. Secured demand note deficiency		–	
E. Commodity futures contracts and spot commodities – proprietary capital charges		–	
F. Other deductions and/or charges		95,000	
G. Deductions for accounts carried under 15c3-1(a)(6), and (a)(7) and (c)(2)(x)		–	
H. Total deductions and/or charges			515,440

Zahorik Company, Inc.

Computation of Net Capital – Part II (continued)

Computation of Net Capital (continued)

7.	Other additions and/or allowable credits:		$ –
8.	Net capital before haircuts on securities positions		912,824
9.	Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
	A. Contractual securities commitments	$ –	
	B. Subordinated securities borrowings	–	
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit and commercial paper	–	
	2. U. S. and Canadian government obligations		
	3. State and municipal government obligations	–	
	4. Corporate obligations		
	5. Stocks and warrants	–	
	6 Options	–	
	7. Arbitrage	–	
	8. Other securities	–	
	D. Undue Concentration	–	
	E. Other	–	
10.	Net Capital		$912,824

0302-0395291

Zahorik Company, Inc.

Computation of Net Capital – Part II (continued)

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 85,945
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		250,000
13.	Net capital requirement (greater of line 11 or 12)		250,000
14.	Excess net capital (line 10 less 13)		662,824
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		783,906

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		$1,289,178
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	–
	C. Other unrecorded amounts	–	–
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts [15c3-1(c)(1)(vii)]		
19.	Total aggregate indebtedness		1,289,178
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		141%
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals		141%

Other Ratios **N/A**

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%

0302-0395291

Zahorik Company, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part II

December 31, 2002

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Credit Balances

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$215,588
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	–
3.	Monies payable against customers' securities loaned (see Note C)	–
4.	Customers' securities failed to receive (see Note D)	–
5.	Credit balances in firm accounts which are attributable to principal sales to customers	–
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	–
7.	Market value of short security count differences over 30 calendar days old**	–
8.	Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days**	–
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days	–
10.	Other (list)	–
11.	Total credits	$215,588

Debit Balances

12.	Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3**	–
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	–

Zahorik Company, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part II (continued)

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 (continued)**

Debit Balances (continued)

14.	Failed to deliver of customers' securities not older than 30 calendar days	$ –
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	–
16.	Other (list)	–
17.	Aggregate debit items**	–
18.	Less 3% [for alternative method only – see Rule 15c3-1(f)(5)(i)]**	–
19.	Total 15c3-3 debits**	–

Reserve Computation

20.	Excess of total debits over total credits (line 19 less line 11)	–
21.	Excess of total credits over total debits (line 11 less line 19)	215,588
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	226,367
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	400,000
24.	Amount on deposit (or withdrawal) including value of securities	–
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	400,000
26.	Date of deposit	–

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2002 unaudited FOCUS Part II Report.

Zahorik Company, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part II (continued)

Information Relating to the Possession or Control Requirements Under Rule 15c3

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	–
Number of items	–
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	–
Number of items	–

Zahorik Company, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2002

Differences between the computation of aggregate indebtedness as a component of the computation of net capital under Rule 15c3-1 included in this audited report and the computation of aggregate indebtedness as a component of the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2002 are reconciled as follows:

Aggregate indebtedness reported to unaudited Form X-17A-6 Part IIA	$1,336,272
Adjustments made subsequent to filing of Form X-17A-6:	
Reclassification of allowance for doubtful accounts	(44,123)
Reclassification of deferred income taxes	(2,971)
Aggregate indebtedness reported herein	$1,289,178

As a result of the change in aggregate indebtedness noted above, the percentage of aggregate indebtedness to net capital decreased from 146% to 141%.

Ernst & Young

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Zahorik Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Zahorik Company, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) of the SEC. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Ernst & Young LLP

February 14, 2003